Exhibit 10.18

DS WATERS OF AMERICA, INC.

TRANSACTION MANAGEMENT INCENTIVE PLAN

ARTICLE I

INTRODUCTION

The purpose of the Plan is to provide meaningful incentive compensation to certain employees of the Company and certain related entities upon the consummation of a Transaction. Capitalized terms used herein are defined in Article II below.

This is the Plan contemplated by the Restructuring Agreement (as defined below).

ARTICLE II

DEFINITIONS

For purposes of the Plan, the following terms shall have the following meanings:

2.1 “Affiliate” shall mean (i) any parent corporation within the meaning of Section 424(e) of the Code or subsidiary corporation of the Company within the meaning of Section 424(f) of the Code, (ii) any Person that directly or indirectly through one or more intermediaries Controls, is Controlled by, or is under common Control with, the Company, or (iii) any other entity which is designated as an Affiliate by the Plan Administrator.

2.2 “Applicable Percentage” shall have the meaning set forth in Section 3.3.

2.3 “Board” shall mean the board of managers of New Parent.

2.4 “Borrowers” shall mean, collectively, Group, Holdings and the Company.

2.5 “Code” shall mean the Internal Revenue Code of 1986, as amended. Any reference to any section of the Code shall also be a reference to any successor provision and any proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto.

2.6 “Company” shall mean DS Waters of America, Inc., a Delaware corporation, and its successors by operation of law.

2.7 “Contingent Payment” shall mean the cash payment to be made, in the event of a Transaction, to the Investors based on their respective Pro Rata Percentages set forth on the signature pages to the Contingent Payment Agreement, as applicable and without duplication, from the Transaction Proceeds (or, if the Transaction Proceeds include non-cash consideration and the cash proceeds of the Transaction are insufficient to make such payment, a pro rata equivalent amount of such non-cash consideration), pursuant to the Contingent Payment Agreement.

2.8 “Contingent Payment Agreement” shall mean that certain Contingent Payment Agreement dated as of April 20, 2012 among the Company, certain of its affiliates and the Investors.

2.9 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the term “Controlled” has a meaning correlative thereto.

2.10 “Effective Date” shall have the meaning set forth in Section 6.10.

2.11 “Enterprises” shall mean DS Waters Enterprises, Inc., a Delaware corporation.

2.12 “Group” shall mean DSW Group, Inc., a Delaware corporation.

2.13 “Group Lenders” shall mean the lenders that were party to the Note Purchase Agreement, dated as of October 24, 2007, as amended, with Group, as of the effective date of the Restructuring.

2.14 “Holdings” shall mean DSW Holdings, Inc., a Delaware corporation.

2.15 “Investors” shall mean each of the persons listed on the signature pages to the Contingent Payment Agreement under the heading “Initial Investors.”

2.16 “Junior Financing” shall mean junior unsecured, subordinated secured or other debt financing incurred subsequent to the consummation of the Restructuring for the purpose of making any payment or distribution on account of the outstanding New Parent Preferred Membership Interests.

2.17 “Minority Guaranteed Payment” shall mean the cash payment to be made, in the event of a Transaction, to holders of New Parent Common Membership Interests, pro rata based on their holdings of New Parent Common Membership Interests on the Restructuring Effective Date, as applicable and without duplication, from the Transaction Proceeds (or, if the Transaction Proceeds include non-cash consideration and the cash proceeds of the Transaction are insufficient to make such payment, a pro rata equivalent amount of such non-cash consideration), pursuant to that certain Minority Guaranteed Payment Agreement dated as of April 20, 2012 among the Company and certain of its affiliates.

2.18 “Net Equity Value” shall mean the difference between (a) the sum, without duplication, of (i) all Transaction Proceeds, plus (ii) cash on hand of the Company immediately prior to the closing of the Transaction plus (iii) all amounts distributed by New Parent to its members on account of their limited liability company interests therein prior to the closing of the Transaction, minus (b) the sum, without duplication, of (i) the aggregate amount all outstanding indebtedness of the Company and its Affiliates, including without limitation, any Junior Financing or other revolving credit, mezzanine, second lien, acquisition or other debt facilities (it being understood that any unfunded indebtedness shall not be deemed to be outstanding), plus (ii) any and all costs, fees and expenses incurred by the Company and its Affiliates in connection with the Transaction (including, without limitation, accounting, legal and investment banking fees and any costs or fees relating to the termination of any debt facility), plus (iii) all amounts contributed by any member of New Parent to New Parent prior to the closing of the Transaction; provided, that for purposes of calculating the Net Equity Value, Junior Financing shall, for purposes of this subsection (b), be the greater of (A) the outstanding balance of any Junior Financing and (B) $125 million.

2.19 “New Parent” shall mean DSW Group Holdings, LLC, a Delaware limited liability company.

2.20 “New Parent Common Membership Interests” shall mean the common membership interests (a.k.a. Common Units) of New Parent.

2.21 “New Parent Participating Preferred Units” shall mean the Participating Preferred Units of New Parent.

2.22 “New Parent Preferred Membership Interests” shall mean the preferred membership interests (a.k.a. the New Parent Participating Preferred Units and the New Parent Senior Preferred 15% Units) of New Parent.

2.23 “New Parent Senior Preferred 15% Units” shall mean the Senior Preferred 15% Units of New Parent.

2.24 “Participant” shall mean each employee of the Company or any of its subsidiary corporations (within the meaning of Section 424(f) of the Code) that is selected by the Plan Administrator in its sole discretion and designated as a Participant by the Board in a Participation Notification Letter; provided that such designated individual shall only become a Participant upon the Company’s receipt of a fully executed Participation Notification Letter.

2.25 “Participation Notification Letter” shall mean the letter from the Plan Administrator informing a Participant of his or her selection as a Participant in the Plan and setting forth the total number of Units awarded him or her under the Plan and such other terms and conditions included in such letter by the Plan Administrator in its sole discretion.

2.26 “Person” shall mean “person” as defined in Section 13(d) or 14(d) of the Securities Exchange Act of 1934.

2.27 “Plan” shall mean this DS Waters of America, Inc. Transaction Management Incentive Bonus Plan, as amended from time to time.

2.28 “Plan Administrator” shall mean, as determined by the Board, the Board or a committee of the Board. Absent any determination by the Board pursuant to the preceding sentence, the Board shall act as the Plan Administrator.

2.29 “Restructuring” shall mean the consummation of the “Restructuring Transactions,” as defined in the Restructuring Agreement.

2.30 “Restructuring Agreement” shall mean that certain Restructuring, Settlement and Plan Support Agreement dated as of February 28, 2012, by and among the Company, Group, Holdings, Enterprises, and the Group Lenders, as amended.

2.31 “Restructuring Effective Date” shall mean the closing of the Restructuring.

2.32 “Transaction” shall mean, following the Restructuring Effective Date, the sale, lease, exchange, disposition, license or other transfer (including in one or a series of related transactions) in single transaction or series of related transactions to any Person, other than to an Affiliate, the Group Lenders or the Borrowers, of (a) the business of the Company and its subsidiaries or of New Parent and its subsidiaries; (b) all or substantially all of the assets of the Company and its subsidiaries or of New Parent and its subsidiaries; (c) more than 80% of the equity securities in the Company, Enterprises or Group; or (d) more than 80% of the New Parent Preferred Membership Interests; provided, that, any sale, assignment or transfer of some or all of New Parent Preferred Membership Interests or New Parent Common Membership Interests in a series of two or more non-concurrent unrelated transactions or in separate transactions to two or more unrelated Persons will not constitute a Transaction; provided, further, that the separation into two or more transactions or two or more unrelated Persons is not done solely to evade the obligation to make the Minority Guaranteed Payment. Notwithstanding the foregoing, any Transaction hereunder is required to constitute a change in control event described in Treasury Regulation Sections 1.409A-3(i)(5)(v), 1.409A-3(i)(5)(vi) or 1.409A-3(i)(5)(vii).

2.33 “Transaction Bonus” shall mean the amount or amounts payable pursuant to Section 3.2.

2.34 “Transaction Bonus Pool” shall mean an amount determined in accordance with Exhibit A attached hereto.

2.35 “Transaction Proceeds” shall mean, notwithstanding anything to the contrary set forth in any Participation Notification Letter, the gross purchase price paid in connection with a Transaction (which, for the avoidance of doubt, shall not be reduced for any payment on account of any outstanding indebtedness or equity interests of or in the Company or to Participants of any Transaction Bonuses under this Plan). Any Transaction Proceeds which are deposited into an escrow account or subject to being held-back by the purchaser for distribution to the seller(s) in any Transaction upon the occurrence or satisfaction of any event (including, without limitation, any escrows, holdbacks, earnouts, royalties, milestone and other contingent payments) shall not be included in calculating “Transaction Proceeds” until such time as such amounts are released to such seller(s), in which case the amount of the Transaction Bonus Pool with respect to the Transaction shall be recalculated taking into account such additional amounts, and any additional payments shall be paid on the same schedule and under the same terms and conditions as generally apply to payments to the seller(s); provided that any such additional payment that would be considered “nonqualified deferred compensation” subject to Section 409A of the Code shall be paid no later than 5 years after the Transaction.

2.36 “Units” shall mean the participating interests in the Transaction Bonus Pool awarded from time to time to Participants.

ARTICLE III

TRANSACTION BONUS

3.1 Award of Units. The maximum number of Units that may be issued under the Plan is 1,000,000; provided, however, that such number may be increased from time to time by the Plan Administrator. The Plan Administrator may award Units at such time or times over the term of the Plan as the Plan Administrator shall in its sole discretion deem appropriate after good faith consultation with the Chief Executive Officer of the Company. Prior to the date of a Transaction, Units cancelled in connection with a Participant’s cessation of employee status under Section 3.4 may be reissued under the Plan. Without limiting the foregoing, all Units available for issuance that have not been issued immediately prior to the consummation of a Transaction shall be issued, as the Plan Administrator shall in its sole discretion deem appropriate after good faith consultation with the Chief Executive Officer of the Company, effective as of immediately prior to the Transaction. Each employee of the Company who is awarded one or more Units shall be issued a Participation Notification Letter, and such designated individual shall only become a Participant under this Plan upon the Company’s receipt of a fully executed Participation Notification Letter. The award of Units shall not entitle the holder to any rights as a stockholder of the Company, including, without limitation, any voting, dividend or liquidation rights.

3.2 Transaction Bonus. Subject to the provisions of this Plan, upon the consummation of a Transaction, a Participant shall be entitled to receive a Transaction Bonus calculated as set forth in Section 3.3 and paid in accordance with the terms and conditions of this Plan and the Participant’s Participation Notification Letter, including without limitation, with respect to timing of payment(s). Notwithstanding anything herein to the contrary, subject to Section 3.4, a Transaction Bonus shall only be paid to a Participant if the Participant remains continuously employed by the Company or an Affiliate through the date of a Transaction. The Transaction Bonus shall be paid in the same form (i.e., cash, stock or other property, or any combination of the foregoing) and in the same proportion as the proceeds from the Transaction are paid to the stockholders of the Company; provided, that the value of any stock or other property shall be determined in accordance with Section 3.6; provided, further, that if any portion of the Transaction Proceeds are paid other than in the form of cash, the Plan Administrator may require the Participants to execute such documentation containing such covenants and restrictions (including, without limitation, restrictions on transferability, puts, calls, drag-along provisions) as it shall in its sole discretion deem necessary or advisable. Notwithstanding the foregoing, the Plan Administrator in its sole discretion may elect to pay the Transaction Bonuses in the form of cash.

3.3 Bonus Pool Calculation. The portion of the Transaction Bonus Pool to be allocated to each individual who is a Participant shall be determined in accordance with the following formula:

X = A/B, where:

X is the percentage of the Transaction Bonus Pool to be allocated to the Participant (the “Applicable Percentage”);

A is the total number of Units held by the Participant immediately prior to the consummation of a Transaction; and

B is the then maximum number of Units that may be issued under the Plan.

3.4 Termination of Service. Except as otherwise provided by the Plan Administrator or in any Participation Notification Letter, a Participant’s right to receive a Transaction Bonus shall terminate upon the termination of a Participant’s employment with the Company and its Affiliates for any reason (or no reason) prior to the date of a Transaction and all rights of such Participant under the Plan shall forthwith terminate and expire and such Participant shall have no further rights under the Plan.

3.5 Release. Notwithstanding anything to the contrary set forth in any Participation Notification Letter, the payment of any Transaction Bonus shall be subject to the Participant’s execution, delivery and non-revocation of a release, in accordance with this Section 3.5, to the fullest extent permitted by law in favor of the Company and its Affiliates and their respective officers, directors, managers, stockholders and other persons, in substantially the form attached hereto as Exhibit B, as may be modified to take into account changes in applicable law and any other changes as are legally necessary at the time of execution to make it enforceable (the “Release”). The Company shall provide the Release to the Participant no later than the first business day following the consummation of the Transaction. In order to receive a Transaction Bonus, the Participant shall be required to sign the Release within 21 or 45 days after the date it is provided to him or her, as may be required by applicable law, and not revoke it within the seven day period following the date on which it is signed, if provided such revocation right. All payments that would otherwise have been payable hereunder to the Participant during the period beginning on the date of the consummation of a Transaction through the date the Release becomes effective and no longer subject to revocation, shall, subject to Section 6.9 below, be paid to the Participant in a lump sum as soon as reasonably practicable following the date the Release becomes effective and no longer subject to revocation (but no later than 15 days after it becomes effective and no longer subject to revocation), and any remaining payments due under this Plan shall be paid or provided in accordance with the normal payment dates specified for them herein.

3.6 Valuation of Securities and Other Property. If the consideration received by the Company or its stockholders in connection with a Transaction is securities or other property, its value shall be the fair market value thereof as reasonably determined in good faith by the Plan Administrator, taking into consideration the value assigned to such property by the parties to the Transaction in connection with the Transaction. In addition, to the extent not inconsistent with the foregoing, any securities received in connection with a Transaction shall be valued as follows:

(a) Securities not subject to restrictions on free marketability covered by Section 3.6(b) below:

(i) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 10 trading days ending on the trading day immediately prior to the date of consummation of the Transaction;

(ii) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 20 trading days ending on the trading day immediately prior to the date of consummation of the Transaction; and

(iii) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Plan Administrator.

(b) Securities subject to restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be valued by making an appropriate discount from the market value determined as above in Section 3(a)(i), 3(a)(ii) or 3(a)(iii) above to reflect the approximate fair market value thereof, as determined in good faith by the Plan Administrator.

ARTICLE IV

ADMINISTRATION

The Plan shall be administered by the Plan Administrator. The Plan Administrator shall have the full power and authority to select the employees of the Company or its subsidiary corporations (within the meaning of Section 424(f) of the Code) eligible for awards as Participants under the Plan and the number of Units to be awarded to such Participants, in each case, in its sole discretion after good faith consultation with the Chief Executive Officer of the Company, to promulgate such rules and regulations as it deems necessary for the proper administration of the Plan, to interpret, construe and administer the Plan in its sole discretion based on the provisions of the Plan, to decide any questions and settle all controversies that may arise in connection with the Plan and to take all actions in connection therewith or in relation thereto as it deems necessary or advisable; provided, however, that no Participant shall be permitted to act as Plan Administrator with respect to the award of Units to himself or herself or any determinations hereunder with respect to the award of Units held by such Participant. The Plan Administrator’s interpretations and construction hereof, and actions hereunder, made by the Plan Administrator in its sole discretion, or the amount of the payments to be made hereunder, shall be final, binding and conclusive on all persons (absent manifest error). The Plan Administrator shall not be liable to any person for any action taken or omitted in connection with the interpretation and administration of the Plan.

ARTICLE V

FUNDING

The Plan shall be funded out of the Transaction Proceeds of a Transaction, or as otherwise provided in the documentation relating to the Transaction, as and when benefits are payable under the Plan. All Participants shall be solely general creditors of the Company. If the Plan Administrator decides in its sole discretion to establish any advance accrued reserve against the future expense of benefits payable hereunder, or if the Plan Administrator decides in its sole discretion to fund a trust under the Plan, such reserve or trust shall not under any circumstances be deemed to be an asset of the Plan.

ARTICLE VI

MISCELLANEOUS

6.1 Amendments. The Plan Administrator may, at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan and any or all of the terms of any right to a Transaction Bonus theretofore granted, in each case retroactively or otherwise, but, except otherwise specifically provided herein or any Participation Notification Letter, the rights of a Participant may not be adversely affected without the consent of such Participant; provided, however, that the Plan Administrator may amend, in whole or in part, any or all of the provisions of the Plan and any or all of the terms of any right to a Transaction Bonus without the consent of any Participant to the extent that the Plan Administrator determines that any such amendment is required in order to comply with legal, tax or regulatory requirements in connection with the consummation of a Transaction and all Plan Participants are affected in a comparable manner.

6.2 Rights of Participants; Other Benefits. Nothing herein contained shall be held or construed to create any liability or obligation upon the Plan Administrator or the Company or any of its Affiliates to retain any Participant in its service. All Participants shall remain subject to discharge or discipline to the same extent as if the Plan had not been put into effect. Except as otherwise expressly provided in any Company benefit plan, no Transaction Bonus shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

6.3 No Obligation; Company Discretion. No provision of the Plan shall be interpreted to impose an obligation on the Company or any of its Affiliates (or the Board or any equivalent body of the Company or any of its Affiliates) to accept, agree to or otherwise enter into any proposed or potential transaction that would result in a Transaction. The decision to enter into (or to reject) a proposed transaction that would result in a Transaction, and all terms and conditions of such transaction, including the amount, timing and form of consideration to be provided in connection therewith, shall be within the sole and absolute discretion of the Company and/or its Affiliates (and the Board and/or any equivalent body of the Company or any of its Affiliates).

6.4 Governing Law. The Plan shall be governed by, construed and enforced in accordance with the internal laws of the State of Delaware.

6.5 Withholding. The Company or the Plan Administrator shall have the right to make such provisions as it deems necessary or appropriate to satisfy any obligations it may have to withhold federal, state or local income or other taxes incurred by reason of payments pursuant to the Plan.

6.6 Severability. If any provision of the Plan shall be deemed or held to be unlawful or invalid for any reason, such fact shall not adversely affect the other provisions of the Plan unless such determination shall render impossible or impracticable the functioning of the Plan, and in such case, an appropriate provision or provisions shall be adopted so that the Plan may continue to function properly.

6.7 Assignment and Alienation. The right to a Transaction Bonus shall not be subject to alienation, transfer, assignment, garnishment, execution or levy of any kind and any attempt to cause any benefits to be so subjected shall not be recognized or given effect by the Plan Administrator.

6.8 Communications. All announcements, notices and other communications regarding the Plan shall be made by the Plan Administrator in writing.

6.9 Section 409A of the Code. Payments under the Plan are intended to be exempt from Section 409A of the Code and shall be construed and interpreted in accordance with such intent; provided, that any “additional payments” described in Section 2.35 of the Plan that are payable upon the occurrence or satisfaction of any event, including, without limitation, any escrow, holdback or earnout are intended to comply with Section 409A of the Code. The Plan Administrator and the Company and its Affiliates shall have no liability to any Participant or otherwise if the Plan or any amounts paid or payable hereunder are subject to Section 409A of the Code or the additional tax thereunder. The Participant’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. In no event shall the Participant, directly or indirectly, designate the calendar year of any payment that is considered “nonqualified deferred compensation” under Section 409A of the Code. Accordingly, if any portion of the Transaction Bonus that is payable upon the effective date of the Release is considered “nonqualified deferred compensation” and could be made in more than one taxable year based on the date of returning the Release, payment shall be made in the later taxable year.

6.10 Effective Date; Term. This Plan shall become effective upon the date it is adopted by the Company’s board of directors (such date, the “Effective Date”). This Plan shall automatically terminate (i) in the event the Company shall consummate a Transaction prior to the Termination Date, following the payment of all Transaction Bonuses payable pursuant to this Plan in connection with such Transaction, or (ii) in the event the Company shall not consummate a Transaction prior to the Termination Date, on the Termination Date. For purposes of this Plan, “Termination Date” shall mean April 20, 2020.

6.11 Parachute Payments. Notwithstanding anything in the Plan or in any Participation Notification Letter to the contrary, payment of any portion of the Transaction Bonus to a Participant who is a “disqualified individual” within the meaning set forth under Treasury Regulation Section 1.280G-1, Q/A-15, as determined by the Company, that constitutes an “excess parachute payment” within the meaning of Section 280G of the Code (an “Excess Parachute Payment”), shall be expressly conditioned upon disclosure to and approval by the Company’s stockholders in compliance with Treasury Regulation Section 1.280G-1, Q/A-7. The Company shall use its reasonable business efforts to obtain the requisite shareholder approval of any such Excess Parachute Payments. If such stockholder approval is not obtained, any such Excess Parachute Payment shall not be paid and shall be void ab initio. To the extent that the Company has equity securities what are readily tradable on an established securities market or otherwise, so as to render the shareholder approval requirements referenced above unavailable, then the Transaction Bonus that any Participant is entitled to receive under the Plan that would (if paid), either alone or in the aggregate with other payments or benefits payable to the Participant, constitute an Excess Parachute Payment, will either (i) be delivered in full, or (ii) be limited to the minimum extent necessary to ensure that no portion thereof, along with any other payments or benefits payable to the Participant, will fail to be tax-deductible to the Company by reason of Section 280G of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state or local income and employment taxes and the excise tax imposed under Section 4999 of the Code, results in the receipt by the Participant, on an after-tax basis, of the greatest amount of payments under the Plan, notwithstanding that all or some portion of such payments may be subject to the excise tax imposed under Section 4999 of the Code. All determinations required to be made hereunder shall be made in consultation with the Company’s independent public accounting firm and at the Company’s expense.

6.12 Entire Agreement. The Plan (including any Participation Notification Letters issued pursuant to the Plan) sets forth the entire understanding of the Company with respect to the subject matter hereof. If and to the extent that any term, condition or provision of any Participation Notification Letter conflicts or is inconsistent with the terms, conditions or provisions of the Plan, the Plan shall control, and such Participation Notification Letter shall be deemed to be modified accordingly.

6.13 Calculations. All calculations required under the Plan (including, without limitation, the calculation of Transaction Proceeds) shall be performed by the Plan Administrator (or its delegees), whose determination shall be final and binding upon the Company and all Participants (absent manifest error).

6.14 Right of Setoff. The Company may, to the maximum extent permitted by applicable law, deduct from and setoff against any amounts owed to a Participant hereunder that is not considered to be “nonqualified deferred compensation” subject to Section 409A of the Code any amounts that may be owed by the Participant to the Company or its Affiliates (although the Participant shall remain fully liable for any part of the Participant’s payment obligation not satisfied through such deduction and setoff). By delivering a fully executed copy of the Participation Notification Letter, the Participant shall be deemed to have agreed to any deduction or setoff under this Section 6.14.

6.15 Successors. For purposes of the Plan, the Company shall include any and all of its successors and assignees, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Company and such successors and assignees shall perform the Company’s obligations under the Plan, in the same manner and to the same extent that the Company would be have been required to perform if no such succession or assignment had taken place. In such event, the term “Company”, as used in the Plan, shall mean the Company, as herein before defined and any successor or assignee to its business or assets which by reason hereof becomes bound by the terms and provisions of the Plan.

6.16 Interpretation. The section and other headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. Section references are to sections of this Plan only unless otherwise stated.

[End of text.]

Exhibit A

The amount of the Transaction Bonus Pool shall be calculated as set forth on this Exhibit A.

1.	Determination of Base Percentage. The percentage of the Net Equity Value (the “Base Percentage”) comprising the base portion of the Transaction Bonus Pool (as calculated pursuant to Section 3 below, the “Base Portion”) shall be calculated based on the amount of the Transaction Proceeds and the date on which a definitive agreement with respect to a Transaction is executed, and shall be calculated as set forth in this Section 1. If a definitive agreement with respect to a Transaction is executed on or before December 31, 2013, then:

Column A	Column B
If the Transaction Proceeds are:	Then the Base Percentage Shall be:
Less than $750 million:	0% of the Net Equity Value

Equal to or Greater than $750 million But Less than $825 million:	2.25% of the Net Equity Value

Equal to or Greater than $825 million But Less than $900 million:	4.50% of the Net Equity Value

Equal to or Greater than $900 million But Less than $975 million:	6.75% of the Net Equity Value

Equal to or Greater than $975 million:	9.00% of the Net Equity Value

If a definitive agreement with respect to a Transaction is executed at any time after December 31, 2013, then each of the thresholds set forth above in Column A shall be increased by $25 million with respect to each subsequent calendar year through to and including the year of execution. For example: (a) if a definitive agreement with respect to a Transaction is executed during the calendar year commencing January 1, 2014, then (i) the $750 million threshold set forth above would be increased to $775 million, (ii) the $825 million threshold set forth above would be increased to $850 million, (iii) the $900 million threshold set forth above would be increased to $925 million, and (iv) the $975 million threshold set forth above would be increased to $1 billion; and (b) if a definitive agreement with respect to a Transaction is executed during the calendar year commencing January 1, 2016, then (i) the $750 million threshold set forth above would be increased to $825 million, (ii) the $825 million threshold set forth above would be increased to $900 million, (iii) the $900 million threshold set forth above would be increased to $975 million, and (iv) the $975 million threshold set forth above would be increased to $1.050 billion.

2.	Determination of Adjustment Amount. The Base Portion of the Transaction Bonus Pool shall be reduced by an amount (the “Adjustment Amount”) based on the amount of the Transaction Proceeds and the date on which a definitive agreement with respect to a Transaction is executed, and shall be calculated as set forth in this Section 2. If a definitive agreement with respect to a Transaction is executed on or before December 31, 2013, then:

Column A	Column B
If the Transaction Proceeds are:	Then the Adjustment Amount Shall be:
Less than $825 million:	$0

Equal to or Greater than $825 million But Less than $900 million:	$5 million

Equal to or Greater than $900 million But Less than $975 million:	$7.5 million

Equal to or Greater than $975 million But Less than $1.025 billion:	$10 million

Equal to or Greater than $1.025 billion:	$0

If a definitive agreement with respect to a Transaction is executed at any time after December 31, 2013, then each of the thresholds set forth above in Column A shall be increased by $25 million with respect to each subsequent calendar year through to and including the year of execution (but the applicable Adjustment Amount shall remain unchanged). For example: (a) if a definitive agreement with respect to a Transaction is executed during the calendar year commencing January 1, 2014, then (i) the $825 million threshold set forth above would be increased to $850 million (with the Adjustment Amount at $0 if the Transaction Proceeds were less than $850 million), (ii) the $900 million threshold set forth above would be increased to $925 million, (iii) the $975 million threshold set forth above would be increased to $1 billion, and (iv) the $1.025 billion threshold set forth above would be increased to $1.05 billion; and (b) if a definitive agreement with respect to a Transaction is executed during the calendar year commencing January 1, 2016, then (i) the $825 million threshold set forth above would be increased to $900 million (with the Adjustment Amount at $0 if the Transaction Proceeds were less than $900 million), (ii) the $900 million threshold set forth above would be increased to $975 million, (iii) the $975 million threshold set forth above would be increased to $1.050 billion, and (iv) the $1.025 billion threshold set forth above would be increased to $1.1 billion.

3.

Calculation of Base Portion of Transaction Bonus Pool. The Base Portion of the Transaction Bonus Pool shall equal (a) the product of (i) the applicable Base Percentage and (ii) the Net Equity Value, minus (b) the applicable Adjustment Amount (such difference, the “Gross Amount”), minus (c) the applicable exit year timing amount calculated as set forth in this Section 3 (the “Exit Year Timing Amount”). If a definitive agreement with respect to a Transaction is executed on or before December 31, 2013, then there shall be no Exit Year Timing Amount. If a definitive agreement with respect to a Transaction is executed during the calendar year commencing January 1, 2014, then the Exit Year Timing Amount shall be 5% of the Gross Amount. If a definitive agreement with respect to a Transaction is executed at any time after December 31, 2014, then the Exit Year Timing Amount shall be increased by an additional 5% with respect to each subsequent calendar year through to and including the year of execution. For example: (a) if a definitive agreement with respect to a Transaction is executed during the calendar year commencing January 1, 2015, then the Exit Year Timing Amount would be 10% of the Gross Amount; and (b) if a definitive agreement with respect to a Transaction is executed during the calendar year commencing January 1, 2016, then the Exit Year Timing Amount would be 15% of the Gross Amount.

4.	Calculation of Incentive Percentage. The percentage (the “Incentive Percentage”) of the net amount of Transaction Proceeds available for distribution with respect to the New Parent Participating Preferred Units (“Participating Preferred Transaction Proceeds”) on which the incentive portion of the Transaction Bonus Pool (the “Incentive Portion”) is calculated, shall be based on the amount of the Transaction Proceeds and the date on which a definitive agreement with respect to a Transaction is executed, and shall be calculated as set forth in this Section 4. If a definitive agreement with respect to a Transaction is executed on or before December 31, 2013, then:

Column A	Column B
If the Transaction Proceeds are:	Then the Incentive Percentage Shall be:
Less than $1.050 billion:	0%

Equal to or Greater than $1.050 billion But Less than $1.075 billion:	20%

Equal to or Greater than $1.075 billion But Less than $1.1 billion:	25%

Equal to or Greater than $1.1 billion But Less than $1.125 billion:	30%

Equal to or Greater than $1.125 billion But Less than $1.150 billion:	35%

Equal to or Greater than $1.150 billion But Less than $1.175 billion:	40%

Equal to or Greater than $1.175 billion But Less than $1.2 billion:	45%

Equal to or Greater than $1.2 billion:	50%

If a definitive agreement with respect to a Transaction is executed at any time after December 31, 2013, then each of the thresholds set forth above in Column A shall be increased by $25 million with respect to each subsequent calendar year through to and including the year of execution. For example: (a) if a definitive agreement with respect to a Transaction is executed during the calendar year commencing January 1, 2014, then (i) the $1.050 billion threshold set forth above would be increased to $1.075 billion, (ii) the $1.075 billion threshold set forth above would be increased to $1.1 billion, (iii) the $1.1 billion threshold set forth above would be increased to $1.125 billion, (iv) the $1.125 billion threshold set forth above would be increased to $1.150 billion, (v) the $1.150 billion threshold set forth above would be increased to $1.175 billion; (vi) the $1.175 billion threshold set forth above would be increased to $1.2 billion, and (vii) the $1.2 billion threshold set forth above would be increased to $1.225 billion; and (b) if a definitive agreement with respect to a Transaction is executed during the calendar year commencing January 1, 2016, then (i) the $1.050 billion threshold set forth above would be increased to $1.125 billion, (ii) the $1.075 billion threshold set forth above would be increased to $1.150 billion, (iii) the $1.1 billion threshold set forth above would be increased to $1.175 billion, (iv) the $1.125 billion threshold set forth above would be increased to $1.2 billion, (v) the $1.150 billion threshold set forth above would be increased to $1.225 billion, (vi) the $1.175 billion threshold set forth above would be increased to $1.250 billion, and (vii) the $1.2 billion threshold set forth above would be increased to $1.275 billion.

5.	Calculation of Participating Preferred Transaction Proceeds. For the avoidance of doubt, the amount of Participating Preferred Transaction Proceeds shall be calculated after giving effect to the amounts distributable with respect to the New Parent Senior Preferred 15% Units and shall take into account all payments due on account of the Minority Guaranteed Payment, the Contingent Payment, and the Base Portion of the Transaction Bonus Pool calculated as set forth in Section 3.

6.	Calculation of Incentive Portion of Transaction Bonus Pool. The Incentive Portion of the Transaction Bonus Pool shall be equal to the product of (a) the applicable Incentive Percentage calculated as set forth in Section 4, and (b) 100% of the Participating Preferred Transaction Proceeds calculated as set forth in Section 5.

7.	Calculation of Aggregate Transaction Bonus Pool. The aggregate Transaction Bonus Pool shall equal the sum of (a) the Base Portion plus (b) the Incentive Portion.

8.	Consummation of Transaction. For the avoidance of doubt, no Participant will be entitled to receive, and no Person will have any obligation to pay, any Transaction Bonus unless and until a Transaction is actually consummated. If a definitive agreement is executed with respect to a Transaction, but such Transaction is not actually consummated, then the provisions set forth herein shall continue to apply to a future Transaction as if the initial definitive agreement had not been executed.

9.	Material Amendments. If a definitive agreement with respect to a Transaction is materially amended in a manner that materially changes the Transaction Proceeds after the date that such definitive agreement is executed, then the date on which such definitive agreement was executed for purposes of this Exhibit A shall be deemed to be the date of such material amendment.

10.	Calculations. All calculations described on this Exhibit A shall be made by the Plan Administrator pursuant to Section 6.13 of the Plan.

11.

Adjustments for Extraordinary Events. Notwithstanding anything herein to the contrary contained in the Plan, in the event the Company or its subsidiaries or the New Parent or its subsidiaries (i) acquires an additional business or commences additional operations, (ii) disposes of a business or discontinues operations, or (iii) experiences any other extraordinary event or circumstance affecting its business, that in each case does not constitute a Transaction, then the Plan Administrator may, in its reasonable discretion after good faith consultation with the Company’s Chief Executive Officer, make such adjustments to provisions of this Exhibit A as it relates to the computation of Transaction Proceeds for purposes of determining the Base Percentage, the Adjustment Amount and the Incentive Percentage, if any, as the Plan Administrator deems equitable to prevent unwarranted dilution or enlargement of the rights granted to, or available for, Participants under the Plan. By way of illustration, (x) if there were an acquisition fully funded by the incurrence of new indebtedness, any such adjustments would only take into account the principal amount of new indebtedness incurred in connection with such acquisition (which would be subtracted from the Transaction Proceeds), and (y) if there were a sale of a business or assets and the proceeds of such sale were distributed to the members of New Parent, any such adjustments would only take into account the sale proceeds distributed to the members of New Parent (which would be added to the Transaction Proceeds).

Exhibit B

AGREEMENT AND GENERAL RELEASE

This Agreement and General Release (“Agreement”) is between ___________ (“Participant” or “you”) and DS Waters of America, Inc. (the “Company”). This Agreement is being entered into in connection with the DS Waters of America, Inc. Transaction Management Incentive Plan (the “Plan”) and the payment of a Transaction Bonus thereunder. Capitalized terms used but not defined herein shall have the meanings given to them in the Plan.

1. Assuming you execute this Agreement and do not revoke it within the time specified in Paragraph 15 below then, subject to Paragraph 16 hereof, you will be entitled to the payment of a Transaction Bonus pursuant to the Plan with respect to [            ] Units.

2. In consideration for the payments and benefits set forth in Paragraph 1 above, you, for yourself and for your heirs, executors, administrators, trustees, legal representatives and assigns (hereinafter referred to collectively as “Releasors”), forever release and discharge the Company and its past, present and future parent entities, subsidiaries, divisions, affiliates and related business entities, any of its or their successors and assigns, assets, employee benefit plans or funds, and any of its or their respective past, present and/or future directors, officers, fiduciaries, agents, trustees, administrators, managers, supervisors, shareholders, employees and assigns, whether acting on behalf of the Company or in their individual capacities (collectively the “Released Parties”) from any and all claims, demands, causes of action, fees and liabilities of any kind whatsoever (collectively, “Claims”), whether known or unknown, which you ever had, now have, or may have against any of the Released Parties by reason of any act, omission, transaction, practice, plan, policy, procedure, conduct, occurrence, or other matter up to and including the date on which you sign this Agreement.

3. Without limiting the generality of the foregoing, this Agreement is intended to and shall release the Released Parties from any and all claims, including, without limitation, any claims arising out of your employment or service with the Company and/or termination thereof, such as those based on race, sex, color, national origin, ancestry, religion, age, disability, citizenship status, harassment, sexual harassment, and/or retaliation, whether known or unknown, which Releasors ever had, now have, or may have against the Released Parties arising out of your employment or service and/or your separation from that employment or service, including, but not limited to1: (i) any claim under the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, Section 1981 of the Reconstruction Era Civil Rights Act of 1866, 42 USC §§ 1981-86, the Rehabilitation Act of 1973, the Americans with Disabilities Act, the Equal Pay Act, the Immigration Reform and Control Act of 1986, the Employee Retirement Income Security Act of 1974 (excluding claims for accrued, vested benefits under any employee benefit or pension plan of the Released Parties subject to the terms and conditions of such plan and applicable law), the Family and Medical Leave Act, and the Sarbanes-Oxley Act of 2002 (a federal whistleblower law), all as amended; (ii) any claim, whether based on federal, state, or local law, statutory or decisional, relating to or arising out of your employment or service, the terms and conditions of such employment or service, the termination of such employment or service, and/or any of the events relating directly or indirectly to or surrounding the termination of that employment or service, including but not limited to breach of contract (express or implied), wrongful discharge, detrimental reliance, defamation, emotional distress, claims for salary, pay, benefits (except for vested benefits), bonuses, commissions, or other wage or compensation, or compensatory or punitive damages; and (iii) any claim for attorneys’ fees, costs, disbursements and/or the like. Nothing in this Agreement

[1]	Note: This is based on current law and is subject to updates and revisions.

shall be a waiver of claims that may arise after the date on which you sign this Agreement. The foregoing shall not apply to amounts due under this Agreement (and the Plan), any rights to the receipt of employee benefits which vested on or prior to the date of this Agreement, the right to severance under a separate agreement with the Company, rights provided by law that cannot be waived such as the right to continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act, and your rights, if any, to indemnification as an officer or director of the Company or a fiduciary of any Company benefit plan.2 You acknowledge and agree that, by virtue of the foregoing, you have waived any relief available to you (including without limitation, monetary damages, equitable relief and reinstatement) under any of the Claims waived in Section 2 above and this Section 3. Therefore, you shall not seek or accept any award or settlement from any source or proceeding (including, but not limited to, any proceeding brought by any other individual, firm, corporation, association, governmental authority or agency, or other entity with respect to any claim or right waived in the Agreement).

4. You agree that you will keep confidential and not disclose the terms and conditions of this Agreement to any person or entity without the prior written consent of the Company, except to your accountants, attorneys and/or spouse, provided that they also agree to maintain the confidentiality of the Agreement. You shall be responsible for any disclosure by them. You further represent that you have not disclosed the terms and conditions of the Agreement to anyone other than your attorneys, accountants and/or spouse. This paragraph does not prohibit disclosure of this Agreement if required by law, provided you have given the Company prompt written notice of any legal process and cooperated with the Company’s efforts to seek a protective order.

5.     (a) You agree that you will reasonably cooperate with the Company with regard to providing information and testimony regarding any matter related to the period of your employment or service with the Company, and upon presentation of appropriate documentation, the Company agrees to pay or reimburse you for your reasonable out-of-pocket travel, duplicating or telephonic expenses incurred in connection with providing such information and testimony.

(b) You agree that during the period of your employment with the Company and thereafter, you will not make any statement that disparages the Company or any of its affiliates, officers, directors or employees. The foregoing provision shall not be violated if you provide truthful information in good faith to any federal, state, or local agency investigating an alleged violation of any anti-discrimination or other employment-related law or otherwise gather information pursuant to any official investigation, hearing, trial or proceeding or provide truthful testimony in any legal proceeding.

(c) You acknowledge and agree that you remain subject to the terms of all agreements between you and the Company relating to confidentiality, non-competition, non-solicitation or similar matters, and agree to abide by their respective terms.

6. You acknowledge and agree that, notwithstanding any other provision of this Agreement, in the event this Agreement does not become effective as provided in Paragraph 17 below, or you materially breach any of your obligations under Paragraphs 4 or 5 above, you shall forfeit your right to receive the any of the payments or benefits set forth in Paragraph 1 above that have not been paid or provided to you as of the date of such forfeiture and you shall upon demand repay to the Company the consideration already paid pursuant to Paragraph 1 above.

7. You acknowledge and agree that the Company’s remedies at law for a breach or threatened breach of any of the provisions of Paragraphs 4 or 5 above would be inadequate and, in

[2]	Appropriate carve-outs to be added.

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recognition of this fact, you agree that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to equitable relief in the form of specific performance, temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

8. If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, void or unenforceable, such provision shall have no effect; however, the remaining provisions shall be enforced to the maximum extent possible.

9. This Agreement is not intended, and shall not be construed, as an admission of the Company has violated any federal, state or local law (statutory or decisional), ordinance or regulation, breached any contract or committed any wrong whatsoever against you.

10. Should any provision of this Agreement require interpretation or construction, it is agreed by the parties that the entity interpreting or constructing this Agreement shall not apply a presumption against one party by reason of the rule of construction that a document is to be construed more strictly against the party who prepared the document.

11. The payments and benefits set forth in this Agreement are subject to taxes and all applicable withholding requirements.

12. This Agreement is binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, administrators, successors and assigns.

13. This Agreement shall be construed and enforced in accordance with the laws of the State of Georgia without regard to the principles of conflicts of law.

14. You understand that this Agreement constitutes the complete understanding between the Company and you with regard to the matters set forth herein and, except as otherwise set forth herein, supersedes any and all agreements, understandings, and discussions, whether written or oral, between you and any of the Released Parties. No other promises or agreements shall be binding unless in writing and signed by both the Company and you after the Effective Date (as defined below).

15. You acknowledge that you: (a) have carefully read this Agreement in its entirety; (b) have had an opportunity to consider fully the terms of this Agreement and the disclosure information provided by the Company pursuant to the Older Workers Benefit Protection Act, for at least forty-five (45) calendar days; (c) are hereby advised by the Company in writing to consult with an attorney of your choosing in connection with this Agreement; (d) fully understand the significance of all of the terms and conditions of this Agreement and have discussed them with your independent legal counsel, or had a reasonable opportunity to do so; (e) have had answered to your satisfaction any questions you have asked with regard to the meaning and significance of any of the provisions of this Agreement; (f) understand that you have seven (7) days in which to revoke this Agreement (as described in Paragraph 16) after signing it and (g) are signing this Agreement voluntarily and of your own free will and agree to abide by all the terms and conditions contained herein.

16. You may accept this Agreement by signing it and returning it to [name], [title], DS Waters of America, Inc., [address], within twenty-one (21) days of your receipt of the same. After executing this Agreement, you shall have seven (7) days (the “Revocation Period”) to revoke this Agreement by indicating your desire to do so in writing delivered to [name/title] at the address above (or by fax at (•••) •••-••••) by no later than 5:00 p.m. EST on the seventh (7th) day after the date you sign this Agreement. The effective date of this Agreement shall be the eight (8th) day after you sign this

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Agreement (the “Effective Date”). If the last day of the Revocation Period falls on a Saturday, Sunday or holiday, the last day of the Revocation Period will be deemed to be the next business day. In the event you do not accept this Agreement as set forth above, or in the event you revoke this Agreement during the Revocation Period, this Agreement, including but not limited to the obligation of the Company to provide the payments and benefits referred to in Paragraph 1 above, shall be deemed automatically null and void.

17. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on you by Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) or any damages for failing to comply with Code Section 409A.

Print Name: ___________________________

                                     Participant

Signature: ____________________________                                                  Date: ______________ ___, 20__

                                     Participant

STATE OF [—]             )3

                                                                 ) ss.

COUNTY OF _____________ )

I HEREBY CERTIFY, that on this day, before me, an officer duly authorized in the State and County aforesaid to take acknowledgments, personally appeared ______________, to me known to be the person described in and who executed the foregoing instrument, and he acknowledged to and before me that he executed the same. He is personally known to me or has produced a ______________________ as identification and did take an oath.

SWORN TO AND SUBSCRIBED before me this _____ day of ________, 20__.

                                                                              __________________________________

                                                                              Notary Public

                                                                              My Commission Expires: _________________

DS Waters of America, Inc.

By: ________________________________                                                      Date: ____________ ___, 20__

[3]	Notarization requirement may be waived by the Company, which waiver will not be unreasonably withheld.

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